UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: March 2, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

1 March 2012

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of options and disposal of ordinary shares of the Company

The Company announces that on 29 February 2012, Mr Anthony Murray, Senior Vice President of the Home Business Unit, exercised in the aggregate 9,750 options, with an exercise price range of £0.001-£1.010 per share. Following the transfer of 3,500 shares to his spouse, Mr Murray sold 6,250 ordinary shares and Mrs Murray sold 3,500 ordinary shares, both sales at a price per share of £2.526. Following the disposal, of 9,750 ordinary shares resulting from the exercise of options, Mr Murray continues to hold 9,021 ordinary shares in the Company.

ENDS